UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ExlService Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

302081 10 4
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302081 10 4

1		NAME OF REPORTING PERSON Vikram Talwar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 739,640
	6	SHARED VOTING POWER 1,061,289
	7	SOLE DISPOSITIVE POWER 739,640
	8	SHARED DISPOSITIVE POWER 1,061,289
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,929
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.16%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 302081 10 4

SCHEDULE 13G

This Schedule 13G is filed by the undersigned with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of ExlService Holdings, Inc. (the “Company”).

Item 1(a).	Name of Issuer:

ExlService Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

280 Park Avenue

New York, New York 10017

Item 2(a).	Name of Person Filing:

Vikram Talwar (“Mr. Talwar”);

Item 2(b).	Address of Principal Business Office or, if none, Residence of the Reporting Person:

c/o ExlService Holdings, Inc.

280 Park Avenue

New York, New York 10017

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

302081 10 4

Item 3.	This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).
Item 4.	Ownership

Mr. Talwar directly owns 180,350 shares of Common Stock. In addition, Mr. Talwar is the sole trustee of (i) the Vikram Talwar 2004 Grantor Retained Annuity Trust (the “Vikram Talwar 2004 GRAT”), which directly owns 171,290 share of Common Stock, (ii) the Vikram Talwar 2008 Grantor Retained Annuity Trust 2 (the “Vikram Talwar

CUSIP No. 302081 10 4

2008 GRAT 2”), which directly owns 169,000 share of Common Stock, and (iii) the Vikram Talwar 2009 Grantor Retained Annuity Trust (the “Vikram Talwar 2009 GRAT”), which directly owns 219,000 shares of Common Stock.

As such, Mr. Talwar has sole dispositive and voting power over the 739,640 shares of Common Stock held by him directly and held by the Vikram Talwar 2004 GRAT, the Vikram Talwar 2008 GRAT 2, and Vikram Talwar 2009 GRAT.

Mr. Talwar may be deemed to beneficially own the 893,289 shares of Common Stock directly owned by the 1994 Talwar Trust. Mr. Talwar and his spouse are co-trustees of the 1994 Talwar Trust and share dispositive and voting power over the 893,289 shares of Common Stock owned by the 1994 Talwar Trust.

Mr. Talwar may be deemed to beneficially own 84,000 shares of Common Stock directly owned by the Vikram Talwar 2004 Spousal Lifetime Access Trust (the “Vikram Talwar SLAT”). Mr. Talwar’s spouse is a co-trustee of the Vikram Talwar SLAT and shares dispositive and voting power over the 84,000 shares of Common Stock owned by the Vikram Talwar SLAT.

Mr. Talwar may be deemed to beneficially own 84,000 shares of Common Stock directly owned by the Urvashi Talwar 2004 Spousal Lifetime Access Trust (the “Urvashi Talwar SLAT”). Mr. Talwar is a co-trustee of the Urvashi Talwar SLAT and shares dispositive and voting power over the 84,000 shares of Common Stock owned by the Urvashi Talwar SLAT.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

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Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

CUSIP No. 302081 10 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2010

/s/ Vikram Talwar
VIKRAM TALWAR